Regulatory Announcement

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RECEIVED
2006 DEC -7 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

082-03277

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 28-Nov-06
Number	8644M

RNS Number:8644M
Tesco PLC
28 November 2006

SUPPL

28 November 2006
Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 28 November 2006 it purchased from Deutsche Bank AG London Branch 3,000,000 ordinary shares at an average price of 392.472 pence per share.

This purchase was effected pursuant to the irrevocable and non-discretionary instruction given prior to and as announced by Tesco Plc on Friday 24 November 2006. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

06019057

This information is provided by RNS
The company news service from the London Stock Exchange

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Dlw 12/13

Regulatory Announcement

Go to market news section

RECEIVED

2006 DEC -7 P 2:22

FICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 29-Nov-06
Number	9531M

RNS Number:9531M
Tesco PLC
29 November 2006

29 November 2006
Tesco PLC (TSCO.L)

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 29 November 2006 it purchased from Deutsche Bank AG London Branch 3,000,000 ordinary shares at an average price of 390.59 pence per share.

This purchase was effected pursuant to the irrevocable and non-discretionary instruction given prior to and as announced by Tesco Plc on Friday 24 November 2006. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved